UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market announcement

  ULTRAPAR PARTICIPAÇÕES S.A.

  MARKET ANNOUNCEMENT

  Closing of the sale of coastal shipping operations by Hidrovias

  São Paulo, November 3rd, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Ultrapar”), in addition to the market announcement disclosed on February 27, 2025, informs that Hidrovias do Brasil S.A. (“Hidrovias”) has completed the sale of its coastal navigation operation (cabotage operations) to Companhia de Navegação Norsul.

  The transaction value, as disclosed on the signing date, was R$715 million (Enterprise Value). This transaction enables Hidrovias to focus on optimizing its portfolio by concentrating on more synergistic and complementary businesses, while also strengthening its financial position.

  Alexandre Mendes Palhares

  Chief Financial and Investor Relations Officer

  Ultrapar Participações S.A.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: November 3, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Market announcement)